4159509

FILED JRM
Secretary of State
State of California

MAY 23 2018

ICC

ARTICLES OF INCORPORATION

OF

THINKER-TINKER, INC.

The undersigned, desiring to form a corporation under the laws of the State of California, declares:

I. The name of this corporation is:

Thinker-Tinker, Inc.

II. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

III. The Corporation is authorized to issue two classes of shares of stock designated as "Common Stock" and "Preferred Stock," respectively. The aggregate number of shares of stock that the Corporation shall have the authority to issue is 5,000,000, as follows: 2,000,000 shares of Common Stock and 3,000,000 shares of Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors shall have the authority to adopt resolutions that provide for the number of shares of any wholly unissued series of Preferred Stock other than the "Series Seed" Preferred Stock set forth below, and these resolutions shall state the voting powers, designations, preferences, rights, privileges and qualifications, limitations or restrictions of any such series of Preferred Stock. The Corporation may issue 10,000 shares of Preferred Stock designated as "Series Seed". The holders of these shares shall have all of the same rights as holders of the Common Stock, except that upon a sale of all or substantially all of the assets or upon a merger or liquidation, prior to any distributions to the holders of stock in the Corporation, they have the option of having capital contributions returned ("Series Seed Liquidation Preference) in exchange for the "Series Seed" Preferred Stock. Notwithstanding the foregoing, upon the next issuance of a series of Preferred Stock, as approved by the Board of Directors of the Corporation, the "Series Seed" Preferred Stock shall be granted the voting powers, preferences, rights, privileges and qualifications, limitations or restrictions of that series of Preferred Stock, in addition to the liquidation preference described above.

IV. The name of the converting California limited liability company is Thinker-Tinker, LLC. The limited liability company's California Secretary of State file number is 201621610027. The principal terms of the plan of conversion were approved by a vote of the

members, which equaled or exceeded the vote required under California Corporations Code 17710.03. There is one class of members entitled to vote and the percentage vote required is a majority in interest of the members. The limited liability company is converting into a California stock corporation.

    V. The initial street address of the converted corporation is: 115 W. California Blvd. #9045, Pasadena, CA 91105.

    VI. The initial mailing address of the converted corporation is: P.O. Box 752, La Canada, CA 91011.

    VII. The name and California street address of the converted corporation's initial agent for service of process is:

      Yuting Su
      5036 Princess Anne Rd.
      La Canada, CA 91011

    VIII. The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

    IX. The corporation is authorized to provide indemnification of agents (as defined in Corporations Code Section 317) for breach of duty to the corporation and its stockholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Corporations Code Section 317, subject to the limits on such excess indemnification set forth in Corporations Code Section 204.

We declare we are the persons who executed this instrument, which execution is our act and deed.

Dated: May 16, 2018

_____
By: Yuting Su, Managing Member of
Thinker-Tinker, LLC and Incorporator

_____
By: Ray Chen, Managing Member of
Thinker-Tinker, LLC and Incorporator